

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 13, 2013

Via E-mail
Berke Bakay
Executive Chairman of the Board of Directors
Lone Oak Acquisition Corporation
5524 E. Estrid Ave.
Scottsdale, AZ 85254

> **Re:** **Lone Oak Acquisition Corporation**
> **Amendment No. 5 to Schedule TO-I**
> **Filed December 9, 2013**
> **File No. 005-86157**

Dear Mr. Bakay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Overview, page 50

1. We have reviewed the technical support you furnished to us in response to our prior comment 4(d). It appears all your Estimated Ultimate Recovery figures for unproved properties are the same as those for the PUD figures assigned to the Woods #2, #3 and #4. Given that these Woods properties are about 40 miles from the Johnson 44 probable undeveloped locations, please provide us with technical support for these (Johnson 44) probable reserve estimates. Include production extrapolations and EURs for any analogies that you present.

Also, we again ask that you address whether unproved reserves are attributed to properties without proved reserves.

Evaluation of Review of Reserves, page 60

2. You disclose proved reserves and provide the definition of proved reserves under SEC rule – e.g. Rule 4-10a)(22) of Regulation S-X.   You also disclose probable and possible reserves. Expand your disclosure to indicate whether your probable and possible reserves are also were estimated under SEC rules – e.g. Rules 4-10(a)(17) and (18) of Regulation S-X.

Security Ownership of Certain Beneficial Owners and Management, page 123

3. We note your response to comment 14 in our letter dated December 4, 2013 that "[t]he disclosure on page 123 of the Offer Letter has been revised." It does not appear that you have appropriately revised footnotes (3) and (4) to the beneficial ownership table to assume that no shares will be issued pursuant to the earnout payment. Please revise.

Financial Statements - Arabella Exploration LLC, page F-27

Note 1-Nature of Business, Critical Accounting Policies and Presentation, page F-32

Nature of Business and Significant Accounting Policies, page F-53

4. Disclose your accounting policy with respect to combined financial statements and specify the dates and periods properties contributed to you were historically under common control to clarify the basis for any retrospective presentation.

   If you believe that retrospective presentation is not required for any properties contributed to you by Petroleum because they had been acquired and contemporaneously contributed to you, please clarify the extent of these circumstances and provide the disclosures required by FASB ASC 805-10-50.

Note 7- Proforma Financial Information, page F-37

Recast Supplemental Oil and Gas Reserve Information, page 40

5. We note your response to prior comment 16 and the pro forma balance sheets reflecting the properties Petroleum has transferred to you. However, this presentation is not consistent with FASB ASC 805-50-45, which requires you to present combined financial statements from the beginning of the period to the date of the transfer (and consolidated statements subsequently), as though the properties had been transferred at the earlier date.

The financial statements covering prior years should also be retrospectively combined; these should be clearly labeled to distinguish between combined and consolidated periods. However, please ensure that combined statements are limited to periods during which the entities were under common control.

If recasting your historical financial statements is necessary to comply with FASB ASC 805-50-45, your pro forma presentation on page F-63 should begin with the retrospectively combined historical balance sheet and show adjustments to add properties that were contributed subsequent to June 30, 2013.

Please identify any properties transferred to or acquired by Arabella Exploration that were not under common control for any portion of the historical periods presented. If you have such properties, these should be included in your historical financial statements from the date acquired or from the date that common control was established if this falls within the historical period. Please provide qualitative disclosure to describe the facts and circumstance governing your historical financial presentation of properties acquired.

Recast Supplemental Oil and Gas Reserve Information, page F-41

6. Please revise you "recast standardized measure" in tabular format to remediate the arithmetic error.

Supplemental Oil and Gas Reserve Information, page F-71

7. We note your response to prior comment 18 referencing your revised presentation of reserve information on page F-71. Although we see that you added notation of the subsequent event, it remains unclear how the figures presented would satisfy the pro forma requirement for either December 31, 2012 or encompass the interim transactions through June 30, 2013. Please address the following points.

- Provide pro forma disclosure of reserves as of December 31, 2012, pursuant to FASB ASC 932-235-50-3 through 932-235-50-11B.

- Provide pro forma disclosure of the standardized measure, based on the disclosures required by and FASB ASC 932-235-50-29 through 932-235-50-36 for the year ended December 31, 2012.

- Address the conveyance referenced in the subsequent events note on page F-35, indicating additional properties were transferred after June 30, 2013 and specify whether you prepared reserve estimates for inclusion in the pro forma disclosure of reserves and standardized measure.

The pro forma disclosures of reserves and standardized measure should reflect the reserves and related cash flows associated with contributed properties as if these had been contributed at December 31, 2012, although if you wish to roll forward this pro forma information through June 30, 2013 the manner by which you derive the adjustments should be factually supportable and clearly explained.

The aforementioned pro forma information should be provided for properties that were acquired but which were not previously under common control and therefore not reflected in your retrospectively combined statements. In other words, the information in Note 8 beginning on page F-59 should be retrospectively adjusted for reserve information pertaining to properties acquired through June 30, 2013 that were previously under common control, consistent with the financial statement presentation that is addressed in our other comments.

The retrospectively combined reserve information should appear in the pro forma presentation as the numerical detail to which you add any pro forma adjustments to show the effect of acquiring properties subsequent to the balance sheet.

Since your reserve information for the annual financial statements has an effective date of December 31, 2012, you should include adjustments for properties acquired during the six month period ended June 30, 2013 that were not under common control (and therefore not included in your retrospective combined statements), and adjustments for properties acquired subsequent to June 30, 2013 whether or not these were under common control (the retrospective combined presentation should be limited to transactions occurring during the periods for which financial statements have been provided).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP